[Letterhead of Muldoon Murphy & Aguggia LLP]

May 2, 2007

VIA EDGAR AND COURIER

Mr. Mark Webb

Branch Chief

Financial Services Group

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	New England Bancshares, Inc.
Amendment No. 1 to Form S-4
Filed April 13, 2007
File Number 333-140031

Dear Mr. Webb:

On behalf of New England Bancshares, Inc. (“New England Bancshares” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Amendment No. 1 to the Registration Statement on Form S-4 filed on April 13, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 27, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the documents have been revised in response to such comments.

Form S-4

General

Comment No. 1:

Please disclose the estimated 2007 revenue, earnings, and earnings per share in the budget provided to New England.

Response to Comment No. 1:

The requested disclosure was added on page 36 of the prospectus.

Mr. Mark Webb

U.S. Securities and Exchange Commission

May 2, 2007

Summary, Page 4

First Valley Bancorp

Comment No. 2:

Revise the narrative herein to disclose that First Valley trades on the OTCBB and included the trading symbol and the most recent practicable trade price.

Response to Comment No. 2:

The requested disclosure was added on page 4 of the prospectus.

Special Meeting….page 4

Comment No. 3:

Revise the first full paragraph on page 5 to add narrative at the end disclosing the New England option on 67,250 shares and that if purchased before the record date may be voted in favor of the merger. Also disclose the percentage of the vote those shares would constitute.

Response to Comment No. 3

The requested disclosure was added on page 5 of the prospectus.

General

Comment No. 4:

Please note the updating requirements of Item 310 of Regulation S-B. Alternatively, if your interim financial statements as of and for the three month period ended March 31, 2007 are not available before the date your registration statement is declared effective, please revise your MD&A to include a recent developments section describing your most recent interim results of operations and any significant transactions since December 31, 2006.

Response to Comment No. 4:

A recent developments section has been added beginning on page 9 of the prospectus.

Background of the Merger, page 24

Comment No. 5:

As previously requested, please revise to disclose the negotiation of the principal terms of the transactions, including price.

Mr. Mark Webb

U.S. Securities and Exchange Commission

May 2, 2007

Response to Comment No. 5:

The requested disclosure has been added on pages 26-28 of the prospectus.

Conduct of Business Before Merger, page 41

Comment No. 6:

We note disclosure on page 42 of your filing which states that you have the right to purchase 67,250 shares of First Valley Bancorp stock prior to the merger at a fixed cost of $14.87 per share. Please tell us if you have exercised your option to purchase any of these shares as of the date of your response.

Response to Comment No. 6:

The staff is supplementally advised that, as of the date of this response, no shares of First Valley Bancorp common stock have been sold to New England Bancshares under this option.

Pro Forma Financial Information, page 49

Comment No. 7:

We note your response to comment 26 from our letter dated February 16, 2007. However, we continue to remain unclear as to the reasons for the pro forma adjustments contained in Note H on page 55 pertaining to accretion/amortization of discounts/premiums on securities, loans, deposits and borrowings. Please tell us and revise your filing to explain the nature and reasons for these adjustments. Additionally, please tell us and provide evidence, as applicable, to support how you determined these pro forma adjustments are directly attributable to the merger, expected to have a continuing impact, and factually supportable in accordance with Article 11-2(b)(6) of Regulation S-X.

Response to Comment No. 7:

In accordance with SFAS 141, “Business Combinations” an acquiring institution shall allocate the cost of an acquired institution to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition. The fair value adjustment is then amortized over the estimated lives of the assets acquired and liabilities assumed. Additional disclosure to that effect has been added on page 58 of the prospectus.

Liquidity and Capital Resources, page 98

Comment No. 8:

Please revise your disclosures herein to fully discuss how the following will impact your liquidity and capital resources for the twelve months following December 31, 2006:

•

your disclosure on page 55 that you intend to liquidate securities available for sale to raise the funds needed to pay the cash portion of the merger consideration ($10,750,920 as disclosed on page 53); and

Mr. Mark Webb

U.S. Securities and Exchange Commission

May 2, 2007

•

your intent to downstream $12,000,000 to First Valley Bancorp after the completion of the merger, as provided in your response to comment 22 of our letter dated February 16, 2007 and as provided in the merger agreement.

Response to Comment No. 8:

The requested disclosure has been added on page 101 of the prospectus.

New England Bancshares, Inc. Unaudited Financial Statements

Note 4 – Recent Accounting Pronouncements, page F-5

Comment No. 9:

Please revise to describe the expected impact to your financial statements of the adoption of SFAS 159.

Response to Comment No. 9:

The requested disclosure has been added to page F-5 of the prospectus.

New England Bancshares, Inc. Audited Financial Statements

Note 3 – Investments in Available-For-Sale Securities, page F-20

Comment No. 10:

We note your response to comment 29 from our letter dated February 16, 2007. We also note your revised disclosure on page 55 in which you state your securities available-for-sale will be liquidated to raise the funds needed to pay the cash portion of the merger consideration. Please tell us how this disclosure effects your “ability and intent” assertion as provided in your response based upon the fact that you may, as a result of this merger, sell securities available-for-sale (including your marketable equity securities) that are currently in an unrealized loss position. Please tell us if you have identified specific securities you intend to sell in order to pay the cash portion of the merger consideration. Additionally, if known, please address the following:

•

for each specific available-for-sale security you intend to sell in order to pay the cash consideration of the merger, tell us the amortized cost, fair value, and corresponding unrealized gain or loss position;

•	tell us when these securities were identified for sale; and
•	provide us with copies of supporting documentation (i.e. board minutes or other materials) which identifies which securities are to be sold.

Response to Comment No. 10:

The Staff is supplementally advised that in February and March 2007, the Company sold $7.2 million in municipal and agency securities at an aggregate loss of $726. None of the securities sold were marketable equity securities. The sales were made to raise funds to pay the cash portion of the merger consideration. The table below lists the date each security was sold, a description of each security, each

Mr. Mark Webb

U.S. Securities and Exchange Commission

May 2, 2007

security’s coupon rate, maturity date, carrying value, sales amount and the gain or loss recognized on each sale.

The Company may sell additional securities before closing to fund the cash portion of the merger consideration. At this time, no specific available-for-sale securities have been identified for sale. However, the Company expects that any securities to be sold would be of the type sold in February and March 2007. The Company has no intention of selling any of the marketable equity securities. As stated in the response letter to the Staff dated April 13, 2007, the Company intends to retain such marketable equity securities for a sufficient period of time to allow for any anticipated recovery in market value.

Date Trade	Date Settlement	Description	Type	Coupon	Maturity	Carrying Value	Sales Amount	Gain/Loss
2/2/2007	2/7/2007	FIFE WASH 3.85 3/1/14	MUNI	3.85%	3/1/2014	326,954.92	325,000.00	(1,954.92)
2/2/2007	2/7/2007	COOK CNTY ILL	MUNI	0.00%	12/1/2014	353,078.74	350,750.00	(2,328.74)
2/2/2007	2/7/2007	PAW PAW MICH 3.9 5/1/15	MUNI	3.90%	5/1/2015	250,825.73	248,925.00	(1,900.73)
2/2/2007	2/7/2007	ORCHARD HIGHER ED 5 2/15/31	MUNI	5.00%	2/15/2031	254,346.01	254,200.00	(146.01)
2/2/2007	2/7/2007	REGIONAL SCH DIST # 13 4.3 3/1/23	MUNI	4.30%	3/1/2023	333,921.89	336,507.50	2,585.61
2/2/2007	2/7/2007	Marlborough MA 6/15/22	MUNI	4.75%	6/15/2022	205,982.11	208,100.00	2,117.89
2/2/2007	2/6/2007	FNMA 2/11/19	MUNI	4.30%	2/11/2019	494,568.76	492,500.00	(2,068.76)
2/2/2007	2/7/2007	MONTVILLE CT 2/15/16	MUNI	4.65%	2/15/2016	131,391.68	131,339.00	(52.68)
2/2/2007	2/6/2007	FNMA 6.45 12/23/20	AGENCY	6.45%	12/23/2020	498,527.66	499,530.00	1,002.34
2/2/2007	2/7/2007	WARREN CNTY OH 12/1/15	MUNI	4.10%	12/1/2015	168,311.31	166,782.00	(1,529.31)
2/2/2007	2/6/2007	FNMA 6.25 9/6/16	AGENCY	6.25%	9/6/2016	250,000.00	249,812.50	(187.50)
2/2/2007	2/7/2007	LIVE OAK CALIF 8/1/15	MUNI	4.50%	8/1/2015	163,233.36	166,944.00	3,720.64
2/2/2007	2/7/2007	WOLCOTT CONN 8/15/20	MUNI	4.10%	8/15/2020	328,320.25	330,033.00	1,712.75
2/2/2007	2/6/2007	FHLB 5.75 12/28/12	AGENCY	5.75%	12/28/2017	500,000.00	496,875.00	(3,125.00)
2/2/2007	2/6/2007	FNMA 6.5 4/24/17	AGENCY	6.50%	4/24/2017	251,156.79	250,000.00	(1,156.79)
2/15/2007	2/20/2007	FHLB Str Nt 8/11/10	AGENCY	5.00%	8/11/2010	246,870.36	248,945.00	2,074.64
2/21/2007	2/23/2007	FHLB Str Nt 4/29/09	AGENCY	5.00%	4/29/2009	598,393.57	598,080.00	(313.57)
2/23/2007	2/28/2007	NGF 4 1/2 5/15/26	MUNI	4.50%	5/15/2026	627,463.60	627,627.00	163.40
2/26/2007	2/27/2007	FHLB Str Nt 4/30/13	AGENCY	4.00%	4/30/2013	123,099.55	122,968.75	(130.80)
2/26/2007	2/27/2007	FNMA Str Nt 11/9/15	AGENCY	5.00%	11/9/2015	322,060.05	321,262.50	(797.55)
2/27/2007	2/28/2007	FNMA 4.35 7/2/13	AGENCY	4.35%	7/2/2013	95,305.91	95,125.00	(180.91)
3/15/2007	3/19/2007	FHLB Str Nt 6/17/13	AGENCY	4.50%	6/17/2013	97,545.53	97,725.00	179.47
3/29/2007	3/30/2007	CUDDEV 4.35 6/1/19	MUNI	4.35%	6/1/2019	548,129.11	549,720.00	1,590.89

						7,169,476.89	7,168,751.25	(725.64)

								(0.01%)

* * * * *

Mr. Mark Webb

U.S. Securities and Exchange Commission

May 2, 2007

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 686-4930.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/    Scott A. Brown

Scott A. Brown

Enclosures

cc:	Michael R. Clampitt, Securities and Exchange Commission

Lisa Haynes, Securities and Exchange Commission

John Spitz, Securities and Exchange Commission

David J. O’Connor, New England Bancshares, Inc.

Robert L. Messier, Jr., First Valley Bancorp, Inc.

William W. Bouton, III, Esquire, Tyler Cooper & Alcorn, LLP

Lawrence M. F. Spaccasi, Esquire, Muldoon Murphy & Aguggia LLP

00296445.DOC